8-13464

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-BD-13464~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nuveen Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Margaret E. Wilson — (312) 917-6801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, Margaret E. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Investments, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
BARBARA B. SCHROAT
Notary Public, State of Illinois
My Commission Expires 6/12/04

Barbara B. Schroat
Notary Public

Margaret E. Wilson
Signature

Senior Vice President, Finance
Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUVEEN INVESTMENTS AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2001

(With Independent Auditors' Report Thereon)

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Nuveen Investments:

We have audited the accompanying consolidated balance sheet of Nuveen Investments and subsidiaries (a subsidiary of The John Nuveen Company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit of a consolidated balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Nuveen Investments and subsidiaries at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 1, 2002

NUVEEN INVESTMENTS AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2001
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	88,741
Receivables:		
Management and distribution fees		36,842
Brokers and dealers		817
Customers		2,701
Interest		185
Due from affiliates		23,115
Other		8,467
Securities owned (trading account), at market value:		
Nuveen defined portfolios		15,901
Bonds and notes		1,445
Deferred tax asset, net		239
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $29,642		25,812
Other investments		2,718
Prepaid expenses and other assets		34,780
	$	241,763

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold under agreements to repurchase		8,000
Security purchase obligations		739
Payables:		
Brokers and dealers		2,028
Customers		199
Accrued compensation and other expenses		35,641
Current income taxes payable, net		5,018
Other liabilities		14,901
Total liabilities		66,526
Stockholder's equity:		
Capital stock, $5 par value, 20,000 shares authorized, 2,200 shares issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		164,601
Accumulated other comprehensive income, net of tax		17
Total stockholder's equity		175,237
	$	241,763

See accompanying notes to consolidated balance sheet.

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

The consolidated balance sheet includes the accounts of Nuveen Investments (the "Company") and its wholly owned subsidiaries, Nuveen Advisory Corp. ("Nuveen Advisory") and Nuveen Institutional Advisory Corp. ("Nuveen Institutional Advisory"). All material intercompany accounts and transactions have been eliminated in consolidation. The Company is a wholly owned subsidiary of The John Nuveen Company ("Nuveen" or the "Parent"), which is substantially owned by The St. Paul Companies, Inc.

The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, is a sponsor/underwriter of the Nuveen defined portfolios (unit trusts), the Nuveen mutual funds and the Nuveen exchange-traded funds (closed-end funds). Nuveen Advisory and Nuveen Institutional Advisory, registered investment advisers under the Investment Advisers Act of 1940, provide investment advice to and administer the business affairs of the Nuveen family of management investment companies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with original maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which such securities will be subsequently resold or repurchased, including accrued interest. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations that may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities underlying the agreements to resell or enter into tri-party agreements, which include segregation of the collateral by an independent third party for the benefit of the Company. The Company monitors the value of these securities daily and, if necessary, obtains additional collateral to assure that the agreements are fully secured. At December 31, 2001, the value of collateral securing these agreements was $18.3 million of which $7.8 million is restricted as securities sold under agreements to resell.

Summary of Significant Accounting Policies (Continued)

The Company utilizes resale agreements to invest cash not required to fund daily operations. Such resale agreements typically mature on the day following the day in which the Company enters into such agreements. Since these agreements are highly liquid investments, readily convertible to cash, and mature in less than three months, the Company includes these amounts in cash equivalents for balance sheet and cash flow purposes. At December 31, 2001, the Company held $17.8 million in resale agreements, $7.8 million of which has been segregated for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2001, the Company had $10.0 million in securities purchased under agreements to resell with the Parent.

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in positioning profits. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts.

In the normal course of business, the Company purchases municipal bonds, defined portfolios, and, from time to time, U.S. government obligations. The Company also invests funds not currently used in its operations in securities purchased under agreements to resell. At December 31, 2001, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment, primarily computer equipment, is depreciated on a straight-line basis over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. Software development costs are amortized on a straight-line basis over estimated useful lives of not more than five years.

Other Investments

Other investments consist primarily of investments in Company-sponsored mutual funds and exchange-traded funds and are carried at market value, with unrealized gains (losses) reflected net of tax as a part of accumulated other comprehensive income (loss) until realized.

Summary of Significant Accounting Policies (Continued)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of commissions advanced by the Company on sales of certain mutual fund shares. Such costs are being amortized over the lesser of the 12b-1 period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

Security Purchase Obligations

As sponsor/underwriter of the Nuveen defined portfolios, the Company enters into trust agreements that obligate it to purchase certain municipal when-issued bonds reported as security purchase obligations on the consolidated balance sheet, and deliver such bonds together with "regular way" bonds on hand or receivable from brokers to the trustee. The commitments to deliver these bonds are secured by irrevocable bank letters of credit drawn by the Company in favor of the trustee. These letters of credit are collateralized by securities owned by the Company. The liability reported in the consolidated balance sheet is the amount the Company is contractually obligated to pay at the future settlement date of the purchase transactions, including interest accrued through the balance sheet date. At December 31, 2001, the Company had security purchase obligations of $738,548.

Accumulated Other Comprehensive Income

The only current component of other comprehensive income for the Company is unrealized gains on certain investment securities held by subsidiaries of the Company, and it is recorded net of tax. For the year ended December 31, 2001, the Company's total comprehensive income is $90,965.

Derivative Financial Instruments

To minimize market exposure on fixed-income securities held by the Company, at times, the Company entered into futures contracts and other economic hedge transactions, and expects to continue to do so in the future. Derivative financial instruments owned by the Company are valued at market value and realized and unrealized gains and losses are reflected in positioning profits. The Company had no outstanding derivative financial instruments at December 31, 2001.

Income Taxes

Taxable income of the Company and its subsidiaries is included in the consolidated federal income tax return of Nuveen, to whom income tax payments are made. Federal and state income taxes are computed on income taxable under applicable tax laws and on a separate return basis.

(2) Income Taxes

The tax effect of significant items which give rise to the net deferred tax asset recorded on the Company's consolidated balance sheet at December 31, 2001 are shown in the following table:

	(in thousands)
Gross deferred tax asset:	
Accrued postretirement benefit obligation	$ 3,693
Book amortization/depreciation in excess of tax amortization/depreciation	2,776
Deferred compensation	128
Construction abatement	1,106
Other	2,972
Gross deferred tax asset	10,675
Gross deferred tax liability:	
Deferred commissions and offering costs	8,055
Prepaid pension costs (qualified plan)	2,369
Other	12
Gross deferred tax liability	10,436
Net deferred tax asset	$ 239

The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these future tax deductions.

(3) Commitments and Contingencies

Minimum rental commitments for office space and equipment, including estimated escalation for insurance, taxes, and maintenance for the years 2002 through 2006 and thereafter are as follows:

Year	Commitment (in thousands)
2002	$870
2003	264
2004	62
2005	63
2006	33
Thereafter	-

The lease for the Company's headquarters is held in the name of the Parent and is therefore not included as an obligation of the Company. Rent for the headquarters is paid by the Company on behalf of the Parent.

The Company and its subsidiaries are named as defendant in certain legal actions having arisen in the ordinary course of business. In the opinion of management, based on current knowledge and after discussions with legal counsel, the outcome of such litigation will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. The Company computes its regulatory net capital on a pre-consolidated basis. At December 31, 2001 the Company's net capital ratio was 1.48 to 1 and its net capital was $38,455,882 which is $34,657,441 in excess of the required net capital of $3,798,441.

(5) Subsequent Events

Subsequent to year-end, all of the outstanding capital stock of the Company's two wholly owned subsidiaries, Nuveen Advisory and Nuveen Institutional Advisory, was distributed as a dividend to the Company's parent, The John Nuveen Company, in a tax-free spinoff under Section 355 of the Internal Revenue Code.

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Nuveen Investments:

In planning and performing our audit of the consolidated balance sheet of Nuveen Investments and subsidiaries (a subsidiary of The John Nuveen Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated balance sheet and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by John Nuveen & Co. Incorporated and subsidiaries, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(I1) and the reserve required by Rule 15c-3(3)(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements, for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of Nuveen Investments and subsidiaries is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the consolidated balance sheet in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

The Board of Directors
Nuveen Investments
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated balance sheet being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 1, 2002